FILED BY EQUITY BANCSHARES, INC.

PURSUANT TO RULE 425 UNDER THE SECURITIES ACT OF 1933

AND DEEMED FILED PURSUANT TO RULE 14a-12

UNDER THE SECURITIES EXCHANGE ACT OF 1934

SUBJECT COMPANY: COMMUNITY FIRST BANCSHARES, INC.

COMMISSION FILE NO. FOR REGISTRATION STATEMENT ON

FORM S-4 FILED BY EQUITY BANCSHARES, INC.: 333-213283

The following is a transcript of a conference call hosted by Equity Bancshares, Inc. (“Equity”) on October 21, 2016, which discusses, among other things, the transaction with Community First Bancshares, Inc. (“CFBI”):

CORPORATE PARTICIPANTS

John Hanley Equity Bancshares, Inc. - SVP of IR

Brad Elliott Equity Bancshares, Inc. - Chairman and CEO

Michael Mense Prairie State Bancshares - CEO

Greg Kossover Equity Bancshares, Inc. - CFO

CONFERENCE CALL PARTICIPANTS

Terry McEvoy Stephens Inc. - Analyst

Michael Perito Keefe, Bruyette & Woods, Inc. - Analyst

PRESENTATION

Operator

Good day, ladies and gentlemen, and welcome to the Equity Bancshares’ third-quarter announcements and earnings conference call. At this time, all participants are in a listen-only mode. Later, we will conduct a question-and-answer session, and instructions will be given at that time. (Operator Instructions) As a reminder, this conference call is being recorded.

I would now like to turn the conference over to John Hanley, Senior Vice President of Investor Relations. You may begin.

John Hanley - Equity Bancshares, Inc. - SVP of IR

Thank you. Good morning. Thank you all for joining our Equity Bancshares’ presentation and conference call, which will include discussion of our recent announcements. First, a regulatory approval of our merger agreement with Community First Bancshares; our announcement of our definitive merger agreement with Prairie State Bancshares; and discussion and presentation of our Q3 results.

Joining me today on our call are Equity Bancshares’ Chairman and CEO, Brad Elliott; Equity Bancshares’ Executive Vice President and Chief Financial Officer, Greg Kossover; and Prairie State Bancshares’ CEO, Michael Mense.

Presentation slides to accompany our call are available now at investor.equitybank.com. Please note we have two separate PDF presentations to accompany today’s call. The first presentation accompanies our discussion of our Prairie First Bancshares announcement. The second presentation accompanies discussion of our Q3 results. These presentations are each available by clicking either the Presentation tab or the event icon for today’s call at investor.equitybank.com.

Please note if you are viewing our presentation as a streaming webcast, you will need to manually advance presentation slides using the controls at the lower right. Please note our slides 2 and 3 within each presentation with forward-looking statements disclaimer and important information for investors. From time to time, we may make forward-looking statements within today’s call and actual results may differ.

We will divide our time today into three segments, and will allow for a question period after each segment. Our first segment will discuss regulatory approval of our merger with Community First Bancshares. After a brief Q&A period, our second segment will discuss our merger agreement with Prairie State Bancshares. Following Q&A, we will begin discussion of our Q3 results. We will conclude with a final question period following our Q3 results presentation.

Thank you all once again for joining us. And with that, I’d like to turn it over to Brad Elliott, Chairman and CEO of Equity Bancshares.

Brad Elliott - Equity Bancshares, Inc. - Chairman and CEO

Good morning. I’m Brad Elliott, Chairman and CEO of Equity Bancshares, headquartered in Wichita Kansas. I could not be more excited to make our third-quarter earnings call from Hoxie, Kansas, home of Prairie State Bancshares and State Bank of Hoxie.

With me today is CEO of Prairie, Mike Mense, and our CFO, Greg Kossover. We are in Hoxie today to announce the merger of Prairie and its subsidiary, State Bank of Hoxie, with Equity Bancshares and Equity Bank. Mike and his leadership team, consisting of Sherry Mense, [Jeff Tromkey, Steve Schonendollar], have worked hard along with their directors, officers, employees, and customers, to grow the State Bank of Hoxie franchise.

The merger with Equity Bank is another step in that process, creating an even larger platform for those stakeholders to continue delivering the exceptional service their customers expect and a high-performing banking platform for their officers’ employees. We will talk more in a few minutes about the excitement surrounding the merger.

First, I am pleased to announce Equity Bancshares has received the regulatory approval required to consummate the Community First Bancshares merger we announced July 14 of this year. This approval, along with shareholder approval from both Community First and Equity, will allow us to close and convert the merger on November 10th, as we originally disclosed July 14th. The Community First merger keeps us with our practice of condensing the process of announcement, approvals, closing, and conversion of our transactions to a very short time period.

We believe this is best for all our stakeholders and, primarily, our employees and our customers we serve. And we take pride in delivering completed transactions on time. Community First CEO, Jerry Maland, and his teams, led by Ann Main and Dave Morton, and our operating teams at Equity, have been instrumental in accomplishing the enormous task of preparing the Banks for the conversion.

I remain as excited as ever about serving the Northern Arkansas markets within the Equity Bank franchise. And everyone on the teams at Equity could not be more impressed with the cooperation from Community First during the — during this interim period, and equally excited to work with and serve the community employees and customers.

At this time, we would welcome any questions regarding the Community First regulatory approval and update.

QUESTIONS AND ANSWERS

Operator

(Operator Instructions) Terry McEvoy, Stephens.

Terry McEvoy - Stephens Inc. - Analyst

I guess just on Community First, can you just talk about employee retention? Have you been able to keep the key people? And then I know you mentioned November 10th as the conversion date; maybe an idea of the timing around the cost savings for the deal?

Brad Elliott - Equity Bancshares, Inc. - Chairman and CEO

Yes. We are on track with where we would expect to be in a transaction like this, Terry, with retaining the key people, and we are on track to be able to have all the cost savings in quarter-four. So, when we close and convert, as we’ve talked in the past, we’ll be able to have all those cost savings be implemented right around that same timeframe.

So, as we end the December time period, we should not have any lingering cost expenses that will need to be wrung out in the first or second quarter. They’ll all have been completed in the fourth quarter.

Terry McEvoy - Stephens Inc. - Analyst

And the question on employee retention?

Brad Elliott - Equity Bancshares, Inc. - Chairman and CEO

Yes. We’ve been able to retain the employees. And we think the producers that have made that Bank what it is, are still there. We’ve actually attracted a new commercial lender during this timeframe to bolster our staff there.

Terry McEvoy - Stephens Inc. - Analyst

Great. Thank you.

Operator

Thank you. And I am showing no further questions at this time. I would now like to turn the call back over to Brad Elliott.

PRESENTATION

Brad Elliott - Equity Bancshares, Inc. - Chairman and CEO

There being no questions on First Community, we would like to discuss the Prairie merger and what is an incredibly good fit between Equity and Prairie. Mike?

Michael Mense - Prairie State Bancshares - CEO

Thank you, Brad. Steve, Jeff, Sherry, and I have worked hard and carefully to decide what is best for stakeholders and customers of Prairie and State Bank of Hoxie. We could never have been in this position we are in today without always keeping the best interest of these parties as our top priority.

We are blessed with a very healthy bank, an incredible and loyal employee base, and we are all fortunate to serve some of the best markets and customers in Northwest Kansas. Banking is consistently changing. And to keep pace, we feel it is in the best interest of everyone to join a bank like Equity. Even though Equity is larger than us, Brad and his team maintain not just a community bank feel, but also have 19 branches in the Equity franchise, which are true community banks in the towns like ours.

Two of those are in neighboring Northwest Kansas towns of Hays and Ellis. And Equity is also large enough to provide many enhanced products and services, larger lending limits, access to more resources, and all of this while keeping decision-making local in our markets. We are well-capitalized, have access to the public capital markets, and our stakeholders are invested in their company.

All in all, we believe Equity and its people share the same values and views with customer service, which is why we choose this strategic partner. Brad, we are all very excited to join your team.

Brad Elliott - Equity Bancshares, Inc. - Chairman and CEO

Thank you, Mike, and we feel the same about you and all your people. Greg will walk us through the transaction economics momentarily; but first, we will discuss an overview of the transaction.

In looking at the merger with Prairie State Bancshares, slide deck filed last night, anyone not familiar with Equity can see information about us on slides 4 through 7. With the expected closing of Community First, we will be in Kansas, Missouri, and Arkansas, and we bring 34 branches into the Prairie transaction, which will increase our branch count to 37.

Our strategy, in addition to organic growth, is to merge with community banks, such as State Bank of Hoxie. We have been able to do that recently with not only Community First and State Bank, but also, in October of last year, we closed a merger with First Federal Savings & Loan with four branches in Southeast Kansas.

State Bank has about $150 million in assets, a high loan-to-deposit ratio, very high asset quality, attractive core deposits, and perhaps most important, a high-caliber and a very experienced management team, which is staying on with Equity post-closing. The Prairie team has developed this bank over the past 30 years. They know their customers and they know their markets.

It is clear that they are a bank based in a strong agriculture community, and they are focused on lending to these communities, just as we are in the agriculture communities we currently serve. We have spent several months getting to know the leadership team, and we know their leadership philosophies, and we believe we have a lot of growth opportunities during this agricultural cycle to expand on their footprint of customers in these communities.

They have been very disciplined lenders in agriculture for the last 30 years through all the cycles. And we are excited about this opportunity today to continue these processes. Their underwriting is more conservative than our policy is today, and they operate in a very good economic area because of easy access to irrigation, high amount of growing degree days, and the farmers in this area have a very low leverage ratio on their balance sheets.

Mike?

Michael Mense - Prairie State Bancshares - CEO

We have been very focused on the concerns of the lending community over the direction of commodity prices in the last several years. Although our borrowers are not making the money they did several years ago, they are still very viable because of irrigation, high crop yields, and managing expenses over the last decade preparing for this timeframe.

We have very little stress in our portfolio because we have been proactive in managing these trends over the years. As Brad said, we also believe this is a great time to attract new, strong customers to our Bank. And partnering with Equity will give us the access to the tools we did not have as a standalone bank at our current size. We are very excited for our communities we serve to bring these tools and expertise to our customers.

Brad Elliott - Equity Bancshares, Inc. - Chairman and CEO

We are, as well, Mike. Slides 8 through 10, information about Prairie and their markets, which are close to our existing Western franchise, and are the type of stable markets we operate well in. Of particular importance is how the Prairie markets lie adjacent to our Hays and Ellis branches, which are two branches operated very well, and which we are proud of for their long-term performance and great customer base.

Greg, please walk us through the transaction economics.

Greg Kossover - Equity Bancshares, Inc. - CFO

Turning to slide 11, we are pleased Prairie is showing confidence in our Company by accepting the consideration of $24.5 million, half in EQBK shares and half in cash. This is also representative of our strategy previously expressed to our shareholders.

There will be 479,468 new EQBK shares issued at closing. For each of their Prairie shares, Prairie shareholders will receive 6.41 shares of EQBK stock and $163.84 in cash in a fixed exchange transaction. At announcement, the price is about 140% of tangible book value, about 12 times last 12-month earnings, and represents a core deposit premium at closing of 6.6%.

The transaction results in Prairie owning about 4% of Equity Bancshares, is subject to customary regulatory approval and Prairie shareholder approval, and we expect to close and convert in the first quarter of 2017.

Continuing on slides 12 and 13, as we stated earlier, the transaction metrics are within our guidelines, with $0.11 EPS accretion and an earnback of about 1.3 years. Cost saves are a reasonable 21%. There are no revenue enhancements modeled. One-time costs are about $2.4 million, and we marked the loan portfolio about $2 million more than the ALLL. Prairie is to deliver minimum common equity of $20.3 million, and we are left with about 8% tangible common equity to tangible assets, and strong regulatory capital ratios, as seen on slide 14.

As Brad will discuss in a moment, the [pro formed] efficiency ratio is very attractive at below 60%. Brad?

Brad Elliott - Equity Bancshares, Inc. - Chairman and CEO

Of real importance to our shareholders right now is how we expand EPS at a low-rate, net-interest-margin-challenged environment in our industry. By continuing our acquisition strategy and by partnering with people like Prairie, we are all able to achieve efficiencies which would be difficult to get on our own.

As Greg said a minute ago, our efficiency ratio is improving with each transaction, and we believe our platform has the capacity to continue this strategy. And of course, when the rate environment does improve, our NIM expansion returns, Our balance sheet should be poised to take advantage of it.

Finishing with slide 17, we believe the Prairie transaction is good for our shareholders, and provides liquidity to Prairie while maintaining the community bank environment for the Prairie customers and their markets. We are excited to work with Mike and his leadership team and all the employees at State Bank, and demonstrate we can be the market leader in their committees and continue to grow them and grow with them.

At this point, we will take any questions on the Prairie merger.

QUESTIONS AND ANSWERS

Operator

(Operator Instructions) Terry McEvoy, Stephens.

Terry McEvoy - Stephens Inc. - Analyst

I guess let’s start with the ag portfolio at Prairie — and thanks for the commentary. And clearly, on page 20, you can see how well the portfolio has performed. I’m wondering if you could just discuss the notable employers, many of which seem to be ag-related? And while the C&I book is relatively small, just give us a feel for the due diligence performed and level of comfort with the commercial borrowers that are directly impacted by the commodity trends.

Brad Elliott - Equity Bancshares, Inc. - Chairman and CEO

Terry, we went through this portfolio a couple different times and getting familiar with it, and so I think we are a penetration of about 70% of the portfolio, which means we just didn’t get to the really small credits. And what we saw was — we actually saw improvement from the first time we did due diligence to the second time.

And they’re a typical community bank ag lender, where they take a blanket filing on a mortgage filing. So we have real estate, we have all their equipment, and we have their growing crops. Loan-to-value on that whole portfolio is probably south of 50% from a leverage ratio standpoint. So, we know that — and they know — that we’re in for a cycle there, but the ability to weather that cycle, I think the ag sector has never been better.

This actual particular ag sector, because they’ve had really good crops, although they would like to have higher yield, they are actually making pretty good money still. And it just happens to be where they lay in the agricultural community.

So we are — we think there is opportunities here to continue to bank these customers. I’ve operated in banking in Kansas for 25 years. They’ve been here longer than that. And so, picking the right customers and staying in this business through the cycle, I think, is going to help us be able to achieve some good opportunities over the next several years.

Brad Elliott - Equity Bancshares, Inc. - Chairman and CEO

Yes, and Terry, if I may, you referenced page 20. A lot of that is there. They have no OREO. They have no past dues. They have about 1.3% in assets that are classified and their classifieds are less than 10% of their capital. So, they’re very healthy.

Terry McEvoy - Stephens Inc. - Analyst

And then just as a follow-up, I mean the efficiency ratio — extremely low, and I think the cost saves you mentioned were 20% or 21%. The 6% earnings accretion that you discussed in the presentation, are there any revenue synergies or upside on the revenue line? Or does most of the EPS accretion come from cost saves?

Brad Elliott - Equity Bancshares, Inc. - Chairman and CEO

Yes. There is no revenue enhancement model, Terry, and all of it comes from cost saves. Cost saves are lower than what you would typically expect because Mike and his team had just run the Bank very efficiently.

Terry McEvoy - Stephens Inc. - Analyst

Okay. That’s —

Brad Elliott - Equity Bancshares, Inc. - Chairman and CEO

Those aren’t coming out of the personnel side. They’re really coming out of the infrastructure side, core data processing, IT, those are really the big cost saves that we are able to gain out of this.

Brad Elliott - Equity Bancshares, Inc. - Chairman and CEO

Yes. And no branch closures.

Terry McEvoy - Stephens Inc. - Analyst

Great. Thanks again.

Brad Elliott - Equity Bancshares, Inc. - Chairman and CEO

Thank you, Terry.

Operator

Michael Perito, KBW.

Michael Perito - Keefe, Bruyette & Woods, Inc. - Analyst

Greg, I hate to do this to you but on the margin, I have to ask with these two deals now, I mean there’s quite a few moving pieces. But I mean, it looks like the Prairie margin of [4.50] is also quite strong, similar to CFBI. How are we kind of thinking about what you guys are going to be able to maintain post-deal-close in terms of the margin?

I mean is — and is the right way to think about it that both of these deals, once we adjust for some of the moving pieces this quarter, are probably going to add fairly significantly to the core NIM once closed?

Greg Kossover - Equity Bancshares, Inc. - CFO

Correct. First, let me state that there are no — there is no benefit from accretable yield in any of our numbers. We haven’t loaded any accretable yield in. It has been very nice to deal with Community First and Prairie with the margins that they have. I have done some work on this, Mike, and I believe that our resultant net interest margin post-closing should be somewhere between 3.8 and 3.85.

Michael Perito - Keefe, Bruyette & Woods, Inc. - Analyst

And does that 3.8 and 3.85 — that’s obviously ex the leverage strategy which came off on October 1st. And then does that kind of just assume a normalized level of loan fees that you guys have been more accustomed to over the last year and a half or so?

Greg Kossover - Equity Bancshares, Inc. - CFO

Correct and correct. Yes. A normalized run rate in loan fees for us and ex leverage strategy we’ll talk about in a little bit that Brad and I suspended as of October 1st.

Michael Perito - Keefe, Bruyette & Woods, Inc. - Analyst

And in the case of Prairie with the loan deposit ratio where it is, I mean, is there actually — is there an opportunity to improve upon that margin? I mean, I know it’s pretty high, but it would seem like you guys might be able to swap in some lower-cost funding once the deal closes. Is that an option?

Brad Elliott - Equity Bancshares, Inc. - Chairman and CEO

Yes. They have a very high loan-to-deposit ratio. And yes, it is an option, really on both sides of the equation. One, we can hopefully enhance the deposit side, but also with our larger lending limit, we feel there’s some potential growth opportunity on the credit side too.

Michael Perito - Keefe, Bruyette & Woods, Inc. - Analyst

Okay. And yes, I guess that’s kind of my second question. I know on a relative percentage basis, it’s not a huge piece of the overall loan portfolio in terms of percentage growth driver at least. But I mean what are the general growth expectations that you guys think that this business is a piece of equity, are going to be capable of doing?

Brad Elliott - Equity Bancshares, Inc. - Chairman and CEO

We don’t have any of it modeled into the numbers.

Michael Perito - Keefe, Bruyette & Woods, Inc. - Analyst

Right. Yes, I mean more just qualitatively. Yes.

Brad Elliott - Equity Bancshares, Inc. - Chairman and CEO

We think — and I think the folks at Prairie also believe the exact same thing — that we think that there is a lot of opportunity for us as a community bank operating in this part of the world with some of our — I mean, one of the things that we bring to them is not just on the top end but also on the bottom end. And that they have not been able to offer mortgage loans, residential mortgage loans because of the compliance regulations the last couple of years.

So we’ll actually be able to increase some products and services that their customers haven’t been able to get from them. So we are very excited about bringing that to the markets. But we are also, on the top end, able to service some larger customers that currently are banking or banking a portion of their business that we’ll be able to take on more of it.

Michael Perito - Keefe, Bruyette & Woods, Inc. - Analyst

All right. Thanks, guys.

Operator

Thank you. And I would now like to turn the call back over to Brad Elliott.

PRESENTATION

Brad Elliott - Equity Bancshares, Inc. - Chairman and CEO

We’ll move into our third-quarter earnings discussion. Our third quarter has been an exciting time. We have discussed the announcement, preparation, and approvals of the Community First merger. Also, the lion’s share of the Prairie transaction took place in quarter-three.

I must acknowledge the hard work and how effectively our operating, accounting, retail, lending teams have worked in what we all know is a very competitive time in our industry. They and I are never satisfied. And it shows in what we do, how we do it, and how they deliver performance to our shareholder base. These teams are the bedrock of our Bank and we do not exist without them. And we outperform because of them.

As we’ve all discussed — as we will discuss in more detail, although our balance sheet has not grown as much as our plan provided for in our September 30 numbers, these teams have been proactive in developing four new commercial loan hires, the execution of our sales plan, continued responsible pricing tactics, and as we have accomplished since the inception of our Bank, kept our asset quality very high.

All this lies the groundwork for the most robust commercial pipeline in the history of the Bank and continues to enhance the platform we use for future growth. We had several exciting events for our customers in the third quarter. Two of our oldest relationships sold their businesses, and with this, paid off their obligations to us. This resulted in a decrease in loan balances of almost 3%.

I say exciting, because when you have worked with your customers to grow their business from a small company to something that creates generations’ worth of wealth, it is exciting. It is what separates the community bankers and do — it’s what the community bankers we do for our economy and our communities that separates us from the mega-bank competitors.

As I mentioned, we have the strongest pipeline we have had ever in the history of our Company. It has grown as we’ve implemented a new sales program last spring. And as our teams are using it, we are seeing the results. Banking is a multiple-touch, multiple-quarter-and-year process. I am very excited about our marketing and sales efforts. And the fruits of those investments will likely first be seen in the fourth quarter of this year.

Looking at our Equity Bancshares’ quarter-three results presentation, slide deck dated October 20th and filed last night, you’ll see a slightly new format designed to provide current snapshot economic and demographic information about us, as shown on slide 4 through 7.

On slide 8, you will see our year-to-date highlights. I note on this slide we discontinued our leverage strategy on October 1st, as it artificially compresses our NIM, which Greg will discuss in a minute. Our capital remains both healthy and efficient; MPA’s and charge-offs are low; and total loan loss reserves are growing. Also, not including Community First and Prairie, we continue developing our mergers and acquisition pipeline, which — with active dialogue with financial institutions in our target footprint.

Greg will discuss our third-quarter financial information.

Greg Kossover - Equity Bancshares, Inc. - CFO

On slide 9, our year-to-date earnings-per-share is $1.07 per share and $0.32 per share for the third quarter. We are now experiencing the noise in our numbers from the mergers we have discussed. And the after-tax drag on EPS is about $0.03 a share, which [pro forms] our year-to-date EPS to $1.10 and Q3 to $0.35 per share.

Slide 10 shows our net interest margin stayed at a 3.19% year-to-date and 3.48% without the leverage strategy. It’s interesting right now, our loan coupons have remained steady, but loan fees are off slightly. And this accounts for a decrease in loan yield of approximately 10 basis points in Q3 as compared to the first half of the year, and 7 basis points of NIM when comparing third quarter to year-to-date June 30.

As loan origination and fees increase, this will improve. Our cost of funds remains relatively stable, up 2 basis points quarter-over-quarter, due to aggressive pricing on our core public deposits, as these accounts are very valuable to us.

What has been challenging is the maintenance of our investment security portfolio yields. We purchased about $78 million of securities in the third quarter, in part as maintenance of our portfolio, and in part preparing to replace a portion of the Community First portfolio. And, in the post-Brexit environment, we are purchasing like-kind investments yielding about 25 to 30 basis points lower than before. This decreased our portfolio yield 10 basis points and impacts NIM negatively about 3 basis points quarter-over-quarter.

Our strategy with our investment portfolio remains SLY — safety first, followed by liquidity and yield. The right-hand side of slide 10 shows we continue to improve our noninterest expense to average assets. Although our efficiency ratio crept up slightly in preparation for Community First and platform growth, it will be receiving the benefit of the merger after closing. We expect it to be at or below 60%.

Noninterest income was relatively stable quarter-over-quarter, and noninterest expense was up slightly due to the addition of staff in anticipation of the CFBI merger, additions in the commercial lending staff, and the impact of merger-related costs.

Slides 11, 12, and 13 show our capital positions. Tangible common book value continues to grow. And, as Brad said, our regulatory and shareholder capital is safe and also efficient.

Slide 13 is a new capital summary for this call. I do want to point out that, although we have responsible discussions at the Board level about dividends, at this time, we are still reviewing the appropriateness of them.

Brad?

Brad Elliott - Equity Bancshares, Inc. - Chairman and CEO

Looking at slides 14 and 15, I note we still do not have concentration issues, and our asset quality, which was already high, continues to improve. Classified assets are below 14%, and net charge-offs are an annualized year-to-date 11 basis points. We continue to lower risk — we continue our lower-risk profile with energy and CRE.

Our core deposit franchise is in great shape. It fluctuates with some of our large public depositors, which is normal. And our CAGR for the past few years is 7%. 63% of our deposits are signature deposits, a core element of our shareholder value, and one we will continue to work to grow.

We mentioned earlier we continue to cultivate merger and acquisition opportunities. It is an evergreen process and we work on future period transactions today. That has not changed. It is difficult to predict sometimes when they will bear fruit. It is difficult to predict when they will come through. But having completed nine successful acquisitions in our history, with another closing pending and another announcement today with Prairie, I am excited about the future of Equity Bancshares as I have ever been.

The markets we operate in and the economic environment always offers opportunity, and I want our shareholders, customers, and employees, current and future, to know we stay hungry for that next opportunity.

Greg and I are happy to take questions at this time.

QUESTIONS AND ANSWERS

Operator

(Operator Instructions) Terry McEvoy, Stephens.

Terry McEvoy - Stephens Inc. - Analyst

Hi, me again. Question for Brad. You talked about the loan pipeline being at record levels. Could you just maybe talk about October business? Three months ago, you were enthusiastic about the pipeline, and I know you discussed why we didn’t see the growth last quarter. But what can you kind of say and do to give us maybe increased confidence in 4Q that the pipeline can show growth?

Brad Elliott - Equity Bancshares, Inc. - Chairman and CEO

Yes, Terry, I think we are on track and we’ve closed a chunk of it already to grow — or to close about $13 million in October. And for the quarter, I think we will have closed, including that $13 million, about $50 million this quarter.

Terry McEvoy - Stephens Inc. - Analyst

Thank you.

Brad Elliott - Equity Bancshares, Inc. - Chairman and CEO

Both closings and fundings. We actually had — we’ve had a couple of big projects that have been on our books but have not funded. And they just funded their first draw in October and they had another big draw to fund in November. So I know those are — they aren’t deals that we are waiting on appraisals for or could fall apart because of the loan commitment. They are actually already on our books. So I’m pretty confident in those fundings.

Terry McEvoy - Stephens Inc. - Analyst

Okay. And then maybe could you provide some insight into the CRE growth in the third quarter? Owner-occupied, non-owner-occupied. Any color would be helpful.

Brad Elliott - Equity Bancshares, Inc. - Chairman and CEO

Yes, I think they’re — I think we’re in line. We don’t have a new concentration. I think they will be in line with what our current concentration levels are in each one of those buckets. They are kind of across the board. So we have a couple of new projects that we have with manufacturing companies.

So, one of the big closings that we are going to have in November is a aerospace company we’ve been working with; we’ve actually worked with for about eight or nine years. And we’ve got a new financing package that should fund in November. So, it’s not in the CRE area that we are seeing a lot of that growth.

We are seeing some — I mean, it’s across the board. It’s everything. But if — I’m looking at the pipeline report as I’m sitting here, Terry, 45% of it is draw fundings that are to happen. And what that tells me is those are on lines that we currently have out that will be drawn up, because we’ve already booked those, and the customer is just waiting for the equipment or waiting for the construction to be completed.

Terry McEvoy - Stephens Inc. - Analyst

Okay. And then maybe just last question to wrap up all three parts. You’ve got a lot on your plate — the conversion November 10th plus the Prairie deal. How are you thinking about additional M&A opportunities, in terms of timing? Are we in a pause period for a few quarters? Or are you going to continue to move forward with discussions with hopes of further announcements, let’s say, in the first half of next year?

Brad Elliott - Equity Bancshares, Inc. - Chairman and CEO

Yes, I don’t think we have anything at this time that would hit in the second quarter of next year, because it would have to be further down the process than it currently is. But by the second half of next year, I think we could have something that — you never know with this dance, because it takes two parties and it takes both of those parties to come together. But we’ve got a lot of things in the pipeline that if we could have something in the second half of next year, it would be great.

Terry McEvoy - Stephens Inc. - Analyst

Thanks, Brad.

Operator

Michael Perito, KBW.

Michael Perito - Keefe, Bruyette & Woods, Inc. - Analyst

I’ve got a question for Greg on — as I think about the provision and the reserve, it was a little lower this quarter, obviously, because the growth wasn’t there. But as we move through the next three or four months, and we get these two deals onboard, you have a little bit of an increase on the ag side in terms of exposure there. Balance sheet will be bigger.

Obviously, the reserve optically will be a bit lower because of the marks. I mean, how should we be thinking about how you guys internally are viewing the kind of provisioning and reserve levels kind of pro forma for all the moving parts over the next couple quarters?

Greg Kossover - Equity Bancshares, Inc. - CFO

Yes, it’s a great question. Let me break it in half and tell you a little bit about this quarter, and then finish that by telling you how we are looking at it going forward.

Brad mentioned in his discussion that our annualized net charge-offs this year are 11 basis points. We have used a seven-year loss history. So, this being the third quarter of 2016, we are dropping off, in our modeling that we use for Generally Accepted Accounting Principles, 2009. And we all know what 2009 was like.

Even though we’ve had historically very low net charge-offs, even through the recession, we still did have some. Point is, our net charge-off history is improving with each quarter right now. And when we model that — and as you mentioned, our loan growth was flat in Q3 — it just doesn’t require as much provision.

So, Brad and I and the teams are always cognizant that we want to be accurate but also conservative in our provisioning. So we will continue to take provisioning and prepare ourselves for any losses that the portfolio may have. Right now, those don’t exist. So — at least on any large scale.

As we look going forward, our allowance for loan losses will optically be a little lower as we bring on Community First and as we bring on Hoxie. Because of the purchase accounting, we will be putting on what is the old SOP 03 purchase credit impaired mark in both transactions. Our total reserves will end up being somewhere between 1.3% and 1.5% as we know it today when we close the Prairie transaction.

So even though our ALLL will appear a little low, total reserves, as we look at ALLL plus purchase accounting adjustments, will, in fact, be comfortably over 1%. As we look at 2017, we are still in our business planning process. We will have to spend some more time thinking about this issue and how much we intend to provide. And but I would — my guesses are it would be at least as much as we have this year, and probably an amount greater than that to account for the increase in loans of these two transactions.

Michael Perito - Keefe, Bruyette & Woods, Inc. - Analyst

So, year-to-date, I think you guys are provisioning and maybe a little over a 20 basis point rate on average loans. So I mean it’s fair to think that that’s probably going to have to drift up over the next year?

Greg Kossover - Equity Bancshares, Inc. - CFO

Yes. I think it is. And — but we also do have the impact of purchase accounting that is helpful to us. And so, I think, as we sit here today, that 20 basis point rate is fair. Obviously, as we do our planning process for the next year and the next 90 days, we are going to have to evaluate that and make sure that that holds true.

Michael Perito - Keefe, Bruyette & Woods, Inc. - Analyst

Okay. And then maybe a second question. In the release — earnings release, you guys had mentioned that you added some staffing. I believe it was in a few different departments, some more sales type stuff but some support stuff as well. Obviously, the strategy here — I mean there is growth whether it’s organic or acquisitive.

Can you maybe just give us some thoughts, Brad, on how you feel that the platform is equipped today? And maybe at what increment or what size level you guys think you might have to maybe start investing or adding some talent, whether it’s at the senior level or on the support side or risk or compliance? Or just any thoughts around that, as you guys kind of have success for this M&A strategy and continue to grow.

Brad Elliott - Equity Bancshares, Inc. - Chairman and CEO

Sure. So I’ll break that into senior level and then support staff. So, every time we do a transaction, we actually model, Michael, what we need to add on the backside in a centralized environment. So — and I don’t have the exact numbers in front of me, but let’s just say we know that we needed to add several credit analysts. We know we needed to add a Compliance person.

And so, we have already done that because of the Community First transaction. And so, on that support area or back-office area, I think we had 18 or 19 employees that we added, to be able to support that transaction after they were fully merged and integrated in. And so we started adding those people, which Greg talked about in his part, in the middle of the third quarter. And so some of those people are already seated. And then some of the rest of them will be added in October prior to closing.

So, we look at that and we’ll continue to add regulatory or compliance-related people, and also loan review and those types of things will be added in as well. And so marketing people — we added a marketing position with the growth. So, we are adding along the way, so there’s not going to be a big stairstep someday.

And I would say on the leadership side, we are probably in the investigative stage of needing to add another person to our C-suite. And so we’ll start looking for that.

Michael Perito - Keefe, Bruyette & Woods, Inc. - Analyst

All right. Thanks. Thanks for that color, Brad. And just one more for me, kind of a two-part balance sheet question. But I know you guys have some success — I mean, obviously part of the community bank model is being involved in the communities and having the public funds business, et cetera.

I mean, is there — are there meaningful growth opportunities there with some of these newer acquisitions? I guess, one. And then, two, I mean, is there kind of a minimum amount — I mean as you kind of think about securities and pledging to those public funds, the growth opportunities over time, I mean, how should we be thinking about — or how do you guys think about the securities portfolio relative to the size of your balance sheet?

Greg Kossover - Equity Bancshares, Inc. - CFO

I’ll let Brad have the second half on the growth side. But the answer, Mike, is we are going to continue to keep our securities portfolio at about the same percentage as it is today. Community First, I will tell you tactically, we’ve worked very hard to retain those public depositors and we’ve already coordinated the pledging and everything.

So, as you look at the percentages of securities to total assets and how we view our opportunities in the public funds, the levels will be, as a percentage of total assets, where they are today.

Brad, do you want to talk about growth opportunities?

Brad Elliott - Equity Bancshares, Inc. - Chairman and CEO

Sure. There are growth opportunities. And we’ve seen this as we continue to grow, as we have positive pay services and some treasury management services that the institutions, at a smaller size, don’t have the opportunity to provide. So we are able to go into some of those places and charge a little bit of a fee, and provide that — and provide a service that they weren’t able to provide to those customer bases.

And so we always see some growth opportunity. We don’t have any of it modeled again, but we always see growth opportunity around that. We saw when we were able to do the First Federal transaction a year ago. They are on an annual bid cycle and so it takes a little while. But we’ve been successful down in that area getting a couple of those accounts. And over the years, we’ll get a couple more and a couple more. And I think the same thing will happen with Hoxie and the same thing will happen in Arkansas.

Michael Perito - Keefe, Bruyette & Woods, Inc. - Analyst

All right. Great. Well, thanks for all the color, guys. It’s always good talking.

Brad Elliott - Equity Bancshares, Inc. - Chairman and CEO

Yes, you too.

Operator

Thank you. (Operator Instructions) And I’m showing no further questions at this time. I would now like to turn the call back over to Brad Elliott for any further remarks.

Brad Elliott - Equity Bancshares, Inc. - Chairman and CEO

We really appreciate you joining the call. And if you have questions, let us know. Thank you.

Operator

Ladies and gentlemen, thank you for participating in today’s conference. This concludes today’s program. You may all disconnect. Everyone have a great day.

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In connection with the proposed merger transactions, Equity (i) filed a registration statement on Form S-4 (Reg. No. 333-213283) with the SEC on August 24, 2016 for the CFBI merger transaction, which includes a joint proxy statement of CFBI and Equity and a prospectus of Equity, (ii) intends to file a registration statement on Form S-4 with the SEC for the Prairie State Bancshares, Inc. (“Prairie”) merger transaction, which will include a proxy statement of Prairie and a prospectus of Equity, and (iii) will file other documents regarding the proposed CFBI and Prairie merger transactions with the SEC. BEFORE MAKING ANY VOTING OR INVESTMENT DECISION, INVESTORS AND SECURITY HOLDERS ARE URGED TO CAREFULLY READ THE ENTIRE APPLICABLE REGISTRATION STATEMENT AND PROXY STATEMENT/PROSPECTUS, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED MERGER TRANSACTIONS. The applicable proxy statement/prospectus has or will be sent to the stockholders of each institution seeking the required stockholder approvals. Investors and security holders may obtain the registration statements and the proxy statement/prospectuses free of charge from the SEC’s website or from Equity by writing to the address provided above.

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